Exhibit 99.1

CHINA CORD BLOOD CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: CO)

48th Floor, Bank of China Tower

1 Garden Road

Central

Hong Kong S.A.R.

NOTICE OF ANNUAL GENERAL MEETING

to Be Held on December 9, 2016

(or any adjourned or postponed meeting thereof)

To the Shareholders of China Cord Blood Corporation:

NOTICE IS HEREBY GIVEN that the 2016 Annual General Meeting (the “AGM”) of China Cord Blood Corporation (the “Company”), will be held at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R. on December 9, 2016 at 9:00 p.m., Hong Kong local time, and at any adjourned or postponed meeting thereof, for the following purposes:

To table the financial statements of the Company for the year ended March 31, 2016.

As ordinary resolutions

1.                                      To ratify the re-appointment of KPMG Huazhen LLP as auditors of the Company for the financial year ending March 31, 2017 and to authorize any duly formed committee of the directors to fix the remuneration of the auditors.

2.                                      To re-elect the following directors, each of whom retires by rotation pursuant to the Company’s Articles of Association:

a.                                      Mr. Albert Chen (Class A director of the Company); and

b.                                      Mr. Mark D. Chen (Class A director of the Company).

3.                                      To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The Board of Directors of the Company has fixed the close of business on October 28, 2016 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof. The share register of the Company will not be closed. A list of the shareholders entitled to vote at the AGM may be examined at the Company’s offices during the 10-day period preceding the AGM.

Please refer to the Form of Proxy, which is attached to and made a part of this notice. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to receive notice of and vote at the AGM and any adjourned or postponed meeting thereof.

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying Form of Proxy as promptly as possible. We must receive the Form of Proxy no later than 48 hours before the time of the AGM to ensure your representation at such meeting.

A return envelope which requires no postage if mailed in the United States is enclosed for your convenience. You may obtain directions to the AGM by calling our offices at +852 3605 8180.

Shareholders may obtain a copy of the Proxy Statement, a Form of Proxy and our most recent annual report, free of charge, from the Company’s website at www.chinacordbloodcorp.com, by contacting our Investor Relations Department at: ir@chinacordbloodcorp.com or by writing to us at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R., ATTN: Secretary.

By Order of the Board of Directors,

/s/ Ting Zheng
Ting Zheng
Chief Executive Officer

Hong Kong, November 2, 2016

IMPORTANT

Whether you expect to attend the AGM, please complete, date, and sign the accompanying Form of Proxy, and return it promptly in the enclosed return envelope. If you grant a proxy, you may revoke it at any time prior to the AGM or nevertheless vote in person at the AGM.

PLEASE NOTE:  If your shares are held in street name, your broker, bank, custodian, or other nominee holder cannot vote your shares in the election of directors, unless you direct the nominee holder how to vote, by marking your Form of Proxy.

CHINA CORD BLOOD CORPORATION

CHINA CORD BLOOD CORPORATION

48th Floor, Bank of China Tower

1 Garden Road

Central

Hong Kong S.A.R.

PROXY STATEMENT

for

ANNUAL GENERAL MEETING

to Be Held on December 9, 2016

(or any adjourned or postponed meeting thereof)

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of China Cord Blood Corporation (the “Company,” “CCBC,” “we,” “us,” or “our”) for the Annual General Meeting of Shareholders (“AGM”) to be held at the office of the Company at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R. on December 9, 2016 at 9:00 p.m., Hong Kong local time, and for any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting of Shareholders. Any shareholder appointing such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to the Secretary of the Company at the above stated address.  Alternatively, revocation of proxy may be effected by the shareholder attending and voting in person at the AGM.

If the enclosed Form of Proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any Form of Proxy on which no instruction is specified will be voted by the holder of the proxy in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the Form of Proxy.

The Company will bear the entire cost of preparing, assembling, printing and mailing this Proxy Statement, the accompanying Form of Proxy, and any additional material that may be furnished to shareholders. The date on which this Proxy Statement and the accompanying Form of Proxy will first be mailed or given to the Company’s shareholders is on or about November 2, 2016.

Your vote is important. Accordingly, you are urged to sign and return the accompanying Form of Proxy whether or not you plan to attend the AGM. If you do attend the AGM and are a record holder, you may vote by ballot at the AGM and your proxy will be deemed to be revoked. If you hold your shares in street name and wish to vote your shares at the AGM, you should contact your broker about getting a proxy appointing you to vote your shares.

GENERAL INFORMATION ABOUT VOTING

Record Date, Outstanding Shares, and Voting Rights

As of October 28, 2016, the record date for the AGM (the “Record Date”), the Company had 80,083,248 ordinary shares outstanding, excluding 136,899 ordinary shares held as treasury shares, $0.0001 par value per share, being the class of securities entitled to vote at the AGM. Each ordinary share entitles its holder to one vote.

Attending the AGM

If you are a shareholder of record at the close of business on the Record Date, you may vote in person at the AGM. We will give you a ballot sheet when you arrive. You may obtain directions to the meeting by calling our office at +852 3605 8180 or by writing to the Company at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R., ATTN: Secretary. If you are a shareholder of record at the close of business on the Record Date and attend the meeting, you may vote there in person, regardless whether you have voted by any of the other means mentioned in the preceding paragraph.

Procedures for Voting or Revoking Proxies

If you do not wish to vote in person or you will not be attending the AGM, you may vote by proxy. If you have received a printed copy of these proxy materials by mail, you may vote by proxy using the enclosed Form of Proxy. To vote by proxy using the enclosed Form of Proxy (only if you have received a printed copy of these proxy materials by mail), complete, sign and date your Form of Proxy and return it promptly in the envelope provided.

If you intend to vote by proxy, your vote must be received by the Company no later than December 7, 2016 at 9:00 p.m., Hong Kong local time (48 hours before the time of the AGM), to be counted.

If you are not a shareholder of record at the close of business on the Record Date, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the AGM, please contact your bank or broker for the procedures necessary to allow you to vote your shares in person.

Required Votes

Only holders of ordinary shares of record at the close of business on the Record Date are entitled to vote at the AGM. For purposes of voting at the AGM, each ordinary share is entitled to one vote upon all matters to be acted upon at the AGM. Two or more persons holding or representing by proxy not less than one-third in nominal value of the outstanding ordinary shares shall constitute a quorum throughout the meeting. The affirmative vote of a simple majority of the votes cast in person or by proxy at the AGM and entitled to vote on the ordinary resolutions is required to adopt the ordinary resolutions.

Only ordinary shares that are voted are taken into account in determining the proportion of votes cast for each resolution. Any ordinary shares not voted (whether by abstention, broker non-vote or otherwise) will only impact the percentage of votes cast for or against the adoption of each resolution. Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of October 28, 2016, certain information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of our ordinary shares by:

•                  each of our directors and executive officers who beneficially own our ordinary shares; and

•                  each person known to us to own beneficially more than 5% of our ordinary shares.

Information provided as to 5% shareholders other than our employees or management is based solely on Schedules 13D or 13G or Forms 3, 4 and 5 filed with the Securities and Exchange Commission and subsequent issuances by the Company.

Beneficial ownership includes voting or investment power with respect to the securities and takes into consideration options and warrants exercisable by a person within 60 days after the date of this Proxy Statement. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

Name and Address	Number of Shares Beneficially Owned	Percentage of Ownership (1)
Directors and executive officers:
Yuen Kam (2)	29,772,843	24.7%
Ting Zheng (3)	1,071,994	1.3%
Albert Chen (4)	393,064	*
Mark D. Chen (5)	398,144	*
Dr. Ken Lu (6)	314,049	*
Jennifer J. Weng (5)	398,144	*
Yue Deng (7)	142,934	*
Xin Xu (8)	71,466	*
All directors and executive officers as a group	32,164,494	26.7%
Principal shareholders:
Golden Meditech Holdings Limited (9)	78,874,106	65.4%
Kent C. McCarthy (10)	5,389,439	6.7%
Bio Garden Inc.(11)	29,736,465	24.7%
Magnum Opus International (PTC) Limited, as trustee (12)	7,080,000	8.8%
Skandinaviska Enskilda Banken AB(13)	7,343,693	9.2%

*                                         Beneficially owns less than 1% of our ordinary shares.

(1)                                 Percentages based on 80,083,248 shares outstanding as of October 28, 2016, excluding shares owned by us.

(2)                                 Includes 29,772,843 ordinary shares of 78,874,106 ordinary shares beneficially owned by Golden Meditech Holdings Limited (“Golden Meditech”) (see note (9) below) in which Mr. Yuen Kam owns 37.7% of the ordinary shares of Golden Meditech assuming the exercise of vested share options held by Mr. Kam to purchase additional ordinary shares of Golden Meditech.

(3)                                 Does not include 1,700,000 restricted share units (“RSUs”) held by Ms. Ting Zheng subject to satisfaction of performance criteria prior to vesting, which as of the date of this Proxy Statement have not been met.

(4)                                 Includes (i) 321,598 ordinary shares held by Mr. Albert Chen; and (ii) 71,466 ordinary shares held by his spouse. Does not include 1,300,000 RSUs held by Mr. Chen subject to satisfaction of performance criteria prior to vesting, which as of the date of this Proxy Statement have not been met.

(5)                                 Includes (i) 53,488 ordinary shares held by Ms. Jennifer J. Weng; (ii) 183,198 ordinary shares held by Super Castle Investments Limited, a company owned by Mr. Mark D. Chen; and (iii) 161,458 ordinary shares held by Pantheon China Acquisition Limited, an entity controlled by Mr. Chen. Mr. Chen and Ms. Weng are married. Does not include 110,000 RSUs held by each of Mr. Chen and Ms. Weng subject to satisfaction of performance criteria prior to vesting, which as of the date of this Proxy Statement have not been met.

(6)                                 Represents ordinary shares held by Time Galaxy Limited, a company incorporated under the laws of the British Virgin Islands of which Dr. Ken Lu is a director. Does not include 110,000 RSUs held by Dr. Lu subject to satisfaction of performance criteria prior to vesting, which as of the date of this Proxy Statement have not been met.

(7)                                 Does not include 1,000,000 RSUs held by Ms. Yue Deng subject to satisfaction of performance criteria prior to vesting, which as of the date of this Proxy Statement have not been met.

(8)                                 Does not include 100,000 RSUs held by Ms. Xin Xu subject to satisfaction of performance criteria prior to vesting, which as of the date of this Proxy Statement have not been met.

(9)                                 Includes (i) 38,352,612 ordinary shares (the “GM Shares”) directly held by Golden Meditech Stem Cells (BVI) Company Limited (“GM Stem Cells”), a wholly-owned subsidiary of Golden Meditech; (ii) 22,903,454 ordinary shares issuable upon conversion in full of the convertible notes originally issued on April 27, 2012 to KKR China Healthcare Investment Limited (“KKR”); (iii) 8,809,020 ordinary shares issuable upon conversion in full of the convertible notes originally issued on November 10, 2014 to Cordlife Group Limited (“Cordlife Singapore”); and (iv) 8,809,020 ordinary shares issuable upon conversion in full of the convertible notes originally issued on November 10, 2014 to Magnum Opus International Holdings Limited (“Magnum Opus”), a British Virgin Islands company and a private vehicle that is controlled by our chairman, Mr. Yuen Kam.

(10)                          Includes (i) 4,064,800 ordinary shares held by Jayhawk Private Equity Fund II, L.P.; (ii) 911,119 ordinary shares held by Jayhawk China Fund (Cayman), Ltd.; (iii) 283,215 ordinary shares held by Kent C. McCarthy Revocable Trust dated October 24, 2003 (the “Revocable Trust”); and (iv) 130,305 ordinary shares held by 7-2010 GRAT 6 Under Kent C. McCarthy GRAT Tr Dtd 4-23-2010 (“GRAT 6”).

Mr. Kent C. McCarthy is the manager of Jayhawk Private Equity, LLC, which is the general partner of Jayhawk Private Equity GP II, L.P. Jayhawk Private Equity GP II, L.P. is the general partner of Jayhawk Private Equity Fund II, L.P. As a result, Mr. McCarthy, Jayhawk Private Equity, LLC and Jayhawk Private Equity GP II, L.P. are deemed to be beneficial owners of the securities owned of record by Jayhawk Private Equity Fund II, L.P. Mr. McCarthy is also the manager of Jayhawk Capital Management, LLC, which is the manager of Jayhawk China Fund (Cayman), Ltd. As a result, Mr. McCarthy and Jayhawk Capital Management, LLC are deemed to be beneficial owners of the securities owned of record by Jayhawk China Fund (Cayman), Ltd. Mr. McCarthy is also a trustee of the Revocable Trust. As a result, Mr. McCarthy is deemed to be beneficial owner of the securities owned of record by the Revocable Trust. Mr. McCarthy is the beneficiary of GRAT 6. As a result, Mr. McCarthy is deemed to be beneficial owner of the securities owned of record by GRAT 6. Information derived from a Schedule 13G/A filed on February 12, 2016.

(11)                    Includes 29,736,465 ordinary shares of 78,874,106 ordinary shares beneficially owned by Golden Meditech (see note (9) above) in which Bio Garden Inc. beneficially owns 37.7% of the ordinary shares of Golden Meditech .

(12)                    Magnum Opus International (PTC) Limited (“Magnum Trustee”) has disclaimed beneficial ownership of such securities, except to the extent the exercise of its discretionary trust powers vests it with voting and/or dispositive control over such securities. Due to his ownership of all the outstanding interests in Mag Ops Limited, which is the sole owner of Magnum Trustee, Mr. Albert Chen may be deemed to beneficially own such securities, which beneficial ownership has been disclaimed by Mr. Albert Chen.

(13)                    Information derived from a Schedule 13G filed on February 8, 2016.

As of the date of this Proxy Statement, 40.4% of our outstanding ordinary shares are held by 6 record holders in the United States.  We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company except as disclosed below (which information is derived from a Schedule 13D/A filed on January 7, 2016, September 1, 2016 and October 31, 2016):

On January 6, 2016, Golden Meditech (as the guarantor), GM Stem Cells (as the seller) and Nanjing Xinjiekou Department Store Co., Ltd. (“Nanjing Xinjiekou”) (as the purchaser) entered into a conditional sale and purchase agreement to purchase assets by share issuance and cash payment (the “GM Sale Agreement”), pursuant to which GM Stem Cells agreed to sell to Nanjing Xinjiekou and Nanjing Xinjiekou agreed to acquire from GM Stem Cells (a) the GM Shares or (b) such number of ordinary shares held by GM Stem Cells in the Company as the surviving company after the completion of the Acquisition (as defined below) equivalent to the number of GM Shares (each of (a) or (b), the “GM Sale Shares”). The “Acquisition” refers to the proposed acquisition by GM Stem Cells of the outstanding ordinary shares not currently owned by GM Stem Cells pursuant to a merger of the Company with a wholly-owned subsidiary of GM Stem Cells, resulting in a delisting of the Company from the New York Stock Exchange.

Pursuant to the GM Sale Agreement, the purchase price for the GM Sale Shares will be RMB5,764 million, of which RMB2,500 million will be settled by the allotment and issuance of ordinary shares of Nanjing Xinjiekou to GM Stem Cells, and the remaining RMB3,264 million will be settled by Nanjing Xinjiekou in cash through the payment in U.S. dollars of US$504.8 million to GM Stem Cells.

The GM Sale Agreement will come into effect upon the satisfaction of certain conditions specified therein, including but not limited to the following: (a) Nanjing Xinjiekou, Golden Meditech and GM Stem Cells having obtained the appropriate corporate approvals to proceed with the sale and purchase of the GM Sale Shares; (b) the sale and purchase of the GM Sale Shares having been approved by the relevant regulatory authorities, including the Ministry of Commerce of the People’s Republic of China (“PRC”) and the China Securities Regulatory Commission; and (c) GM Stem Cells and Golden Meditech having obtained consents or waivers from certain third parties with respect to the execution and performance of the GM Sale Agreement.

In connection with the GM Sale Agreement, on January 6, 2016, GM Stem Cells and Nanjing Xinjiekou also entered into a profit compensation agreement (the “Profit Compensation Agreement”), pursuant to which GM Stem Cells agreed to provide certain undertakings to Nanjing Xinjiekou with respect to the financial performance of the Company for each of the calendar year ending 31 December 2016, 2017 and 2018  (the “Guaranteed Period”), and to provide compensation to Nanjing Xinjiekou under certain circumstances in the event that the Company does not meet the net profit targets specified in the Profit Compensation Agreement during the Guaranteed Period.

In connection with the GM Sale Agreement, Nanjing Xinjiekou also agreed to execute a share charge (the “First Share Charge”) with GM Stem Cells, pursuant to which Nanjing Xinjiekou will, upon acquiring ownership of the GM Sale Shares, grant a charge over the GM Sale Shares in favor of GM Stem Cells to secure (a) all the present and future payment obligations of Nanjing Xinjiekou to GM Stem Cells under the GM Sale Agreement and (b) all the present and future payment and other obligations of Nanjing Xinjiekou under the First Share Charge.

Concurrently with the execution of the GM Sale Agreement, Golden Meditech (as the guarantor), GM Stem Cells (as the seller) and Nanjing Xinjiekou (as a purchaser) also entered into a share sale and purchase agreement (the “Minority Share Sale Agreement”), pursuant to which GM Stem Cells agreed to sell to Nanjing Xinjiekou and Nanjing Xinjiekou agreed to acquire from GM Stem Cells, 41,730,636 ordinary shares to be issued to GM Stem Cells by the Company as the surviving company after the completion of the Acquisition (the “Minority Sale Shares”). Pursuant to the Minority Share Sale Agreement, the purchase price for the Minority Sale Shares will be US$267 million, which will be settled by Nanjing Xinjiekou in cash paid to GM Stem Cells.

In connection with the Minority Share Sale Agreement, Nanjing Xinjiekou also agreed to execute a share charge (the “Second Share Charge”) with GM Stem Cells, pursuant to which Nanjing Xinjiekou will, upon acquiring ownership of the Minority Sale Shares, grant a charge over the Minority Sale Shares in favor of GM Stem Cells to secure (a) all the present and future payment obligations of Nanjing Xinjiekou to GM Stem Cells under the Minority Share Sale Agreement and (b) all the present and future payment and other obligations of Nanjing Xinjiekou under the Second Share Charge.

On August 29, 2016, Nanjing Xinjiekou published an announcement (the “Announcement”), announcing that Nanjing Xinjiekou had decided to withdraw its application to the China Securities Regulatory Commission for the approval of its proposed acquisition of the GM Sale Shares, as contemplated by the GM Sale Agreement, due to the uncertainty arising from current regulatory policies regarding significant asset restructurings of listed companies in China, and Nanjing Xinjiekou might participate in the acquisition of the Company in accordance with the relevant regulatory policies.

Subsequent to the Announcement, Golden Meditech held discussions with Nanjing Xinjiekou exploring alternative proposals (including but not limited to establishing an investment fund by Sanpower Group Co., Ltd. (“Sanpower”), substantial shareholder of Nanjing Xinjiekou, or affiliate of Sanpower) in relation to the acquisition of the GM Sale Shares (the “Alternative Proposal”). In consideration of Golden Meditech’s agreement to enter into discussions with Sanpower regarding the Alternative Proposal, Sanpower and Golden Meditech entered into an earnest money agreement on September 1, 2016 (the “Earnest Money Agreement”), pursuant to which (a) Sanpower would pay RMB300 million (or its equivalent in foreign currency) in cash (the “Earnest Money”) within 10 business days from the signing of the Earnest Money Agreement to Golden Meditech; (b) the Earnest Money may form part of the purchase price under the Alternative Proposal; (c) the Earnest Money may be refunded under certain circumstances as specified in the Earnest Money Agreement; (d) the parties will use their reasonable best efforts to enter into a definitive agreement regarding the Alternative Proposal within two months following the execution of the Earnest Money Agreement or such other period as the parties may agree; and (e) if the conditions precedent to the Alternative Proposal which Golden Meditech and/or GM Stem Cells are responsible for fulfilling have been satisfied but the Alternative Proposal does not come into effect or cannot be implemented or completed for reasons other than those resulting from force majeure events, Golden Meditech would not be obliged to refund the Earnest Money and any accrued interest.

On October 31, 2016, Golden Meditech and Sanpower have entered into a supplementary agreement to the Earnest Money Agreement, pursuant to which the parties have agreed to modify the circumstances under which the Earnest Money paid by Sanpower would be refunded to Sanpower and to extend the time period during which the parties will use best efforts to reach agreement on the terms of the Alternative Proposal.

PROPOSAL NO. 1
RATIFICATION OF THE APPOINTMENT OF INDEPENDENT ACCOUNTANTS

The Audit Committee has appointed KPMG Huazhen LLP as the independent auditors of the Company to audit the financial statements of the Company for the fiscal year ending March 31, 2017, and the Board of Directors is asking shareholders to ratify that appointment and authorize any duly formed committee of the directors to fix the remuneration of the auditors. A representative of KPMG Huazhen LLP is expected to be present either in person or via teleconference at the AGM, with the opportunity to make a statement, if he or she desires to do so, and is expected to be available to respond to appropriate questions.

The Audit Committee is not required to take any action as a result of the outcome of the vote on this proposal. In the event shareholders fail to ratify the appointment, the Audit Committee will reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interest of the Company and the shareholders.

Principal Accountant Fees and Services

Our independent accountants for the audit of our annual financial statements for the year ended March 31, 2016 were KPMG Huazhen LLP. Our independent accountants for the audit of our annual financial statements for the years ended March 31, 2014 and 2015 were KPMG. The following table sets forth the aggregate fees by categories specified below paid and to be paid by us to our independent accountants.

	For the year ended March 31,
	2016		2015	2014
	$	RMB	RMB	RMB
	(in thousands)
Audit fee (1)	924	5,961	5,733	6,615
Audit related fees	—	—	—	—
Tax fees	—	—	—	—
Total fees	924	5,961	5,733	6,615

(1)                                “Audit fees” means the aggregate fees billed for an audit of our consolidated financial statements and our internal control over financial reporting.

The Audit Committee or our Board of Directors is to pre-approve all auditing services and permitted non-auditing services to be performed for us by our independent auditors, including the fees and terms thereof (subject to the de minimums exceptions for non-auditing services described in section 10A(i)(1)(B) of the Exchange Act which are approved by the Audit Committee or our Board of Directors prior to the completion of the audit).

Pre-Approval of Services

The Audit Committee appoints the independent auditors each year and pre-approves the auditing services. The Audit Committee Chairperson is authorized to pre-approve specified non-auditing services for fees not exceeding specified amounts, if she promptly advises the other Audit Committee members of such approval. All services described under the caption “Principal Accountant Fees and Services” were pre-approved.

THE BOARD OF DIRECTORS RECOMMENDS VOTING “FOR” THE RATIFICATION OF THE APPOINTMENT OF KPMG HUAZHEN LLP AS CCBC’S INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING MARCH 31, 2017 AND AUTHORIZE ANY DULY FORMED COMMITTEE OF THE DIRECTORS TO FIX THE REMUNERATION OF THE AUDITORS.

PROPOSAL NO. 2
ELECTION OF DIRECTORS

The Board of Directors has nominated the persons identified under the caption “Nominees for a Three-Year Term” for election as directors, to serve until the 2019 annual general meeting of shareholders and their successors have been elected and qualified. If any nominee becomes unavailable for election, which is not expected, the persons named in the accompanying Form of Proxy intend to vote for any substitute whom the Board nominates, unless the Form of Proxy contains contrary instructions. Information regarding the directors whose terms expire at the next two annual general meetings is also set forth below.

Name	Age	Positions with Company	Has served as Company director since
Nominees for a three-year term

Albert Chen	40	Chief Financial Officer and Director	June 30, 2009

Mark D. Chen	48	Independent Non-executive Director	June 30, 2009

Directors - one-year term remaining

Ting Zheng	44	Chief Executive Officer and Director	June 30, 2009

Dr. Ken Lu	52	Independent Non-executive Director	June 30, 2009

Directors - two-year term remaining

Yuen Kam	54	Chairperson	October 3, 2012

Jennifer J. Weng	48	Independent Non-executive Director	June 30, 2009

Nominees for a Three-Year Term

Albert Chen, serves as our chief financial officer and director. He is in charge of CCBC’s finance-related matters, including accounting and budget planning. He is also involved in CCBC’s corporate structuring and development, including mergers and acquisitions, and investment in foreign healthcare companies. For example, he played an important role in our acquisition of Guangzhou Municipality Tianhe Nuoya Bio-engineering Co., Ltd  (“Nuoya”) and investments in Cordlife Singapore and Life Corporation Limited (“LFC”) (collectively “Cordlife”). He had served as the corporate finance vice president of Golden Meditech since March 2005. Prior to joining Golden Meditech, Mr. Chen worked in a number of financial institutions, including SalomonSmithBarney, DBS Vickers Securities and UOB Kay Hian in Hong Kong. During his employment as an analyst in UOB Kay Hian from 2003 to March 2005, he was a senior analyst specializing in the pharmaceutical and healthcare industries and was ranked as one of the best analysts for small cap companies in the region in a poll conducted by Asia Money among brokers in 2003. Mr. Chen is a CFA charterholder. He received his bachelor’s degree in commerce from Queen’s University, Canada, School of Business in 1999 with a major in finance and accounting.

Mark D. Chen, serves as one of our independent non-executive directors and also chairman of the Compensation Committee and Special Committee. Prior to June 30, 2009, Mr. Chen was Pantheon China Acquisition Corp.’s chairman of the board, chief executive officer and president since its inception. He is currently Managing Partner of Pantheon Pacific Capital Management Ltd., a global private equity fund management and advisory company. Mr. Chen co-founded Easton Capital Investment Group, a New York based private equity investment firm in 1998 and has served as general partner of its various affiliated funds. He is currently a director and chairman of the Audit Committee of Skystar Bio-Pharmaceutical Company (NASDAQ:SKBI). Mr. Chen received a B.S. from the Shanghai Jiao Tong University in Shanghai, China, an M.S. from Pennsylvania State University and an M.B.A. from the Columbia Business School at Columbia University.

Involvement in Certain Legal Proceedings

To the best of our knowledge, there have been no events under any bankruptcy act, criminal proceedings, judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Company during the past ten years.

Family Relationships

Mr. Mark D. Chen is married to Ms. Jennifer J. Weng, one of our independent non-executive directors. To the best of our knowledge, there are no other family relationships between any director, executive officer or any person nominated to become a director or executive officer.

Director Independence

The Board of Directors has determined that Mr. Mark D. Chen, Dr. Ken Lu, and Ms. Jennifer J. Weng are independent under Section 303A.02 of the New York Stock Exchange (“NYSE”) Listed Company Manual. None of these persons is party to any transaction not otherwise disclosed under the caption “Certain Relationships and Related Transactions”.

Board Leadership Structure and Role in Risk Oversight

The Board of Directors believes that Mr. Yuen Kam’s service as Chairperson of the Board is in the best interest of the Company and its shareholders. Mr. Kam possesses detailed and in-depth knowledge of the issues, opportunities and challenges facing the Company and its business and is thus best positioned to develop agendas that ensure that the Board’s time and attention are focused on the most critical matters.

The Board of Directors is responsible for the overall supervision of the Company’s risk oversight efforts as they relate to the key business risks facing the organization. Management identifies, assesses, and manages the risks most critical to the Company’s operations on a day-to-day basis. The Board’s role in risk oversight of the Company is consistent with the Company’s leadership structure, with senior management having responsibility for assessing and managing the Company’s risk exposure, and the Board and its Committees providing oversight as necessary in connection with those efforts.

During the year ended March 31, 2016, the Board of Directors met in person or in the form of teleconference and took action by written consent on 11 occasions. All of the directors attended all the meetings of the Board of Directors and meetings of any committee which such director is a member. Each director is expected to participate, either in person or via teleconference, in meetings of our Board of Directors and meetings of committees of our Board of Directors in which each director is a member, and to spend the time necessary to properly discharge such director’s respective duties and responsibilities. We do not have a written policy with regard to directors’ attendance at annual general meetings of shareholders; however, all directors are encouraged to attend the annual general meeting.

Board Committees

The Board of Directors has standing Audit, Compensation, and Nominating and Corporate Governance Committees, and each of such committees has a charter, which is available at Company’s website, www.chinacordbloodcorp.com. The Board of Directors also has a Special Committee comprised solely of independent directors to evaluate certain matters in connection with a proposal from Golden Meditech regarding a “going private” transaction and certain other potential transactions involving the Company.

Committee Membership
	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Special Committee

Mark D. Chen	M	C	X	C

Dr. Ken Lu	M	M	M	M

Jennifer J. Weng	C	M	X	M

Yuen Kam	X	X	C	X

Ting Zheng	X	X	M	X

C               Committee Chairperson

M            Committee Member

Audit Committee.  The Audit Committee consists of Mr. Mark D. Chen, Dr. Ken Lu and Ms. Jennifer J. Weng. Ms. Weng is the chairperson of our Audit Committee, and we have taken reasonable actions to ensure that Ms. Weng qualifies as an “audit committee financial expert”, as such term is defined in the rules of the Securities and Exchange Commission (the “SEC”). Mr. Chen, Dr. Lu and Ms. Weng do not have any direct or indirect material relationship with CCBC other than as a director and meet the criteria for independence set forth in Rule 10A-3 under the Exchange Act. The Audit Committee held 6 meetings during the fiscal year ended March 31, 2016.

Our Board of Directors has adopted an audit committee charter, providing for the following responsibilities of the Audit Committee:

•                  retaining and terminating our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•                  discussing the annual audited financial statements with management and the independent auditors;

•                  annually reviewing and reassessing the adequacy of our audit committee charter;

•                  reviewing and approving any related party transactions;

•                  meeting separately, periodically, with management, the internal auditors and the independent auditors;

•                  reporting regularly to the Board of Directors; and

•                  such other matters that are specifically delegated to the Audit Committee by our Board of Directors from time to time.

Audit Committee Report

The Audit Committee assists the Board in providing oversight of the systems and procedures relating to the integrity of the Company’s financial statements, the Company’s financial reporting process, its systems of internal accounting and financial controls, the annual independent audit process of the Company’s annual financial statements, the Company’s compliance with legal and regulatory requirements and the qualification and independence of the Company’s independent registered public accounting firm. Management has the responsibility for the implementation of these activities. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2016, including a discussion of the quality and the acceptability of the Company’s financial reporting and controls.

The Company’s independent registered public accounting firm is responsible for expressing an opinion on the conformity of those audited financial statements with U.S. generally accepted accounting principles and on the effectiveness of the Company’s internal control over financial reporting. With respect to the audit of the Company’s financial statements for the year ended March 31, 2016, the Audit Committee has reviewed and discussed the audited financial statements with management; has discussed with the Company’s independent accountants the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and has received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Audit Committee concerning independence and has discussed with the independent accountant the independent accountant’s independence.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2016.

The members of the Audit Committee are:

Jennifer J. Weng, Chairperson

Dr. Ken Lu

Mark D. Chen

Compensation Committee.  The Compensation Committee consists of Mr. Mark D. Chen, Dr. Ken Lu and Ms. Jennifer J. Weng. Mr. Chen is the chairperson of our Compensation Committee. Mr. Chen, Dr. Lu and Ms. Weng do not have any direct or indirect material relationship with CCBC other than as a director.

Our Board of Directors has adopted a compensation committee charter, providing for the following responsibilities of the Compensation Committee:

•                  reviewing and making recommendations to the Board regarding our compensation policies and forms of compensation provided to our directors and officers;

•                  reviewing and making recommendations to the Board regarding bonuses for our officers and other employees;

•                  reviewing and making recommendations to the Board regarding share-based compensation for our directors and officers;

•                  annually reviewing and reassessing the adequacy of the charter;

•                  administering our share option plans or restricted share unit scheme in accordance with the terms thereof; and

•                  such other matters that are specifically delegated to the Compensation Committee by our Board of Directors from time to time.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Executive Compensation Discussion and Analysis set forth beginning on page 16 and, based on the review and discussions, recommended to the Board of Directors that the Executive Compensation Discussion and Analysis be included in this Proxy Statement.

The members of the Compensation Committee are:

Mark D. Chen, Chairperson

Dr. Ken Lu

Jennifer J. Weng

Nominating and Corporate Governance Committee.  The Nominating and Corporate Governance Committee consists of Mr. Yuen Kam, Ms. Ting Zheng and Dr. Ken Lu. Mr. Kam is the chairperson of our Nominating and Corporate Governance Committee. Dr. Lu does not have any direct or indirect material relationship with CCBC other than as a director.

Our Board of Directors has adopted a nominating and corporate governance committee charter, providing for the following responsibilities of the Nominating and Corporate Governance Committee:

•                  overseeing the process by which individuals may be nominated to our Board of Directors;

•                  identifying potential directors and making recommendations as to the size, functions and composition of our Board of Directors;

•                  considering nominees proposed by our shareholders;

•                  annually reviewing and reassessing the adequacy of the charter;

•                  establishing and periodically assessing the criteria for the selection of potential directors;

•                  making recommendations to the Board of Directors on new candidates for Board membership; and

•                  such other matters that are specifically delegated to the Nominating and Corporate Governance Committee by our Board of Directors from time to time.

In making nominations, the Nominating and Corporate Governance Committee is required to submit candidates who have the highest personal and professional integrity, who have demonstrated exceptional ability and judgment and who shall be most effective, in conjunction with the other nominees to the Board, in collectively serving the long-term interests of the shareholders. In evaluating nominees, the Nominating and Corporate Governance Committee is required to take into consideration the following attributes, which are desirable for a member of the Board: leadership; independence; interpersonal skills; financial acumen; business experiences; industry knowledge; and diversity of viewpoints.

The Nominating and Corporate Governance Committee will consider director candidates recommended by security holders. Potential nominees to the Board of Directors are required to have such experience in business or financial matters as would make such nominee an asset to the Board of Directors and may, under certain circumstances, be required to be “independent”, as such term is defined under Section 303A.02 of the listing standards of the NYSE and applicable SEC regulations. Security holders wishing to submit the name of a person as a potential nominee to the Board of Directors must send the name, address, and a brief (no more than 500 words) biographical description of such potential nominee to the Nominating and Corporate Governance Committee at the following address: Nominating and Corporate Governance Committee of the Board of Directors, c/o China Cord Blood Corporation, 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.. Potential director nominees will be evaluated by personal interview, such interview to be conducted by one or more members of the Nominating and Corporate Governance Committee, and/or any other method the Nominating and Corporate Governance Committee deems appropriate, which may, but need not, include a questionnaire. The Nominating and Corporate Governance Committee may solicit or receive information concerning potential nominees from any source it deems appropriate. The Nominating and Corporate Governance Committee need not engage in an evaluation process unless (i) there is a vacancy on the Board of Directors, (ii) a director is not standing for re-election, or (iii) the Nominating and Corporate Governance Committee does not intend to recommend the nomination of a sitting director for re-election. A potential director nominee recommended by a security holder will not be evaluated differently from any other potential nominee. Although it has not done so in the past, the Nominating and Corporate Governance Committee may retain search firms to assist in identifying suitable director candidates.

The Board does not have a formal policy on Board candidate qualifications. The Board may consider those factors it deems appropriate in evaluating director nominees made either by the Board or shareholders, including judgment, skill, strength of character, experience with businesses and organizations comparable in size or scope to the Company, experience and skill relative to other members of the Board, and specialized knowledge or experience. Depending upon the current needs of the Board, certain factors may be weighed more or less heavily. In considering candidates for the Board, the directors evaluate the entirety of each candidate’s credentials and do not have any specific minimum qualifications that must be met.

Special Committee

On April 27, 2015, a special committee of independent directors, consisting of Mr. Mark Chen, Ms. Jennifer Weng and Dr. Ken Lu with Mr. Mark Chen as the chairperson of the Special Committee, was formed by our Board of Directors, to consider a proposal from Golden Meditech regarding a “going private” transaction and certain other potential transactions involving the Company.

Corporate Governance

Our Board of Directors has adopted a code of business conduct and ethics applicable to our directors, officers and employees. In addition, it has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our Board structure, procedures and committees. These guidelines are not intended to change or interpret any law, or our amended and restated memorandum and articles of association.

We are incorporated under the laws of the Cayman Islands, our home country, with securities publicly traded in the United States on the NYSE.

The NYSE Rules permit foreign private issuers to follow applicable home country corporate governance practices in lieu of the NYSE corporate governance standards, subject to certain exceptions. Foreign private issuers electing to follow home country corporate governance rules are required to disclose the principal differences in their corporate governance practices from those required under the NYSE Rules. Except as set forth below, there are no material differences in the Company’s corporate governance practices from those of U.S. domestic companies under the listing standards of the NYSE.

Under the NYSE Listed Company Manual, shareholder approval is required prior to the issuance of common stock (or securities convertible into common stock) amounting to more than (i) 20% of the listed company’s currently outstanding common stock in an offering that does not constitute a “public offering” as defined under the NYSE rules, and (ii) one percent to a director, officer or 5% security holder of the company, or a related party, or certain companies, entities or persons with relationships with the related party. The NYSE Listed Company Manual also provides that if the related party involved in the transaction is classified as such solely because such person is a 5% security holder, and if the issuance relates to a sale of stock for cash at a price at least as great as each of the book and market value of the issuer’s common stock, then shareholder approval will not be required unless the number of shares exceeds either five percent of the number of shares or voting power of the company. We currently expect to use this exception to enable us to raise capital from time to time, on market terms approved by our Board and Audit Committee, consistent with our past practice. In accordance with applicable current NYSE requirements, we have provided to the NYSE letters from Cayman Islands counsel certifying that the Company’s practices in these areas are not prohibited by our home country law.

The NYSE Listed Company Manual provides that a majority of the Board of Directors and each member of a listed company’s Nominating and Corporate Governance Committee must be “independent” as set forth in Section 303A.02 of the NYSE Listed Company Manual. We currently expect to use this exception to enable us to maintain a Board composed of less than a majority of independent directors and to appoint non-independent director(s) to our Nominating and Corporate Governance Committee. In accordance with applicable current NYSE requirements, we have provided to the NYSE letters from Cayman Islands counsel certifying that the Company’s practices in these areas are not prohibited by our home country law.

Insider Trading Policy

Directors, executive officers and employees may acquire confidential information from time to time through their employments by or fiduciary relationships with CCBC. Golden Meditech is a publicly traded company on the Main Board of the Hong Kong Stock Exchange. The laws of Hong Kong strictly prohibit any director, officer or employee of a publicly traded company, whenever and in whatever capacity employed, from trading company securities while aware of material non-public information about the company.

Our Board of Directors has established an insider trading policy reinforcing the principles behind the insider trading prohibition under U.S. and Hong Kong laws. Among other things, directors, executive officers and employees are prohibited from executing any trade in securities of our company and any other company about which they acquire material non-public information in the course of their duties for our company.

Anti-Corruption Program

We have adopted and revised our internal policy concerning anti-corruption and we strictly comply with all applicable anti-corruption laws. This includes, but is not limited to, the People’s Republic of China Criminal Law and the People’s Republic of China Anti-Unfair Competition Law, the Foreign Corrupt Practices Act, the United Kingdom Bribery Act, and anti-bribery legislation enacted by each signing country in accordance with the Organization for Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.

The compliance policy prohibits any director, executive officer or employee from offering, paying or accepting of any money or anything of value directly or indirectly to or from anyone, in order to secure an improper advantage or induce conduct that amounts to a breach of an expectation that a person will act in good faith, impartially, or in accordance with a position of trust. These types of payments are in violation of our policies and we have adopted a “zero tolerance” approach in this regard.

Litigation

To the best of the Company’s knowledge, there have been no material proceedings to which any director or officer is a party adverse to the Company or any of its subsidiaries or has any material interest averse to the Company or any of its subsidiaries.

Director Compensation

For the year ended March 31, 2014, non-employee directors were each paid $30,000 annually and reimbursed for travel and other expenses directly related to activities as directors. For the year ended March 31, 2015 and 2016, non-employee directors were each paid $33,000 annually and reimbursed for travel and other expenses directly related to activities as directors. In addition to compensation for their services as a director of the Company, beginning May 1, 2015, Ms. Jennifer Weng and Dr. Ken Lu has each been paid $9,500 per month for serving as a member of the Special Committee and Mr. Mark Chen has been paid $15,000 per month for serving as chairperson of the Special Committee.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE BOARD OF DIRECTORS’ NOMINEES.

PLEASE NOTE:  If your shares are held in street name, your broker, bank, custodian, or other nominee holder cannot vote your shares in the election of directors, unless you direct the holder how to vote, by marking your Form of Proxy.

EXECUTIVE OFFICERS

The following sets forth the names and ages of our current executive officers, their respective positions and offices, and their respective principal occupations or brief employment history.

Name	Age	Position
Yuen Kam	54	Chairperson of the Board
Ting Zheng	44	Chief Executive Officer and Director
Albert Chen	40	Chief Financial Officer and Director
Yue Deng	46	Chief Executive Officer — Beijing Division
Rui Arashiyama	57	Chief Executive Officer — Guangdong and Zhejiang Divisions
Xin Xu	62	Chief Technology Officer

Please refer to the section entitled “Election of Directors” for details regarding Mr. Albert Chen.

Yuen Kam, serves as our Chairperson and also chairperson of the Nominating and Corporate Governance Committee. He is responsible for the strategic direction of CCBC. He is also the founder, chairperson and chief executive officer of Golden Meditech with over 20 years of experience in the healthcare industry. Mr. Kam also serves as a non-executive director of LFC, which is listed on the Australian Securities Exchange. He received his Bachelor of Arts degree in Japanese from the Beijing Second Foreign Languages Institute, the PRC.

Ting Zheng, serves as our chief executive officer and director. She has been in charge of our cord blood bank operations since 2003 and is responsible for the strategic direction, development and overall management of CCBC. Aside from overseeing the overall operation of CCBC, she is also responsible for strategic developments, acquisition planning and negotiations, and formulating overall business strategy and various business initiatives of CCBC. She has more than ten years of experience in the fields of accounting, internal control, and corporate strategies and development in China’s healthcare industry. Ms. Zheng had served as an executive director of Golden Meditech and had been in charge of its and its subsidiaries’ financial and internal control systems since September 2001. She assumed a critical role in the initial public offering by Golden Meditech on the Growth Enterprise Market of the Hong Kong Stock Exchange in December 2001. Ms. Zheng became a non-executive director of Golden Meditech starting from August 2012. She played an important role in our acquisition of Nuoya and investments in Cordlife. Prior to joining us, Ms. Zheng worked for Sino-reality Certified Public Accountants, an accounting firm in China, from 1997 to 2001. She received an Executive MBA degree from Renmin University of China.

Yue Deng, serves as our chief executive officer of the Beijing division. She is responsible for the daily operations and management of Beijing Jiachenhong Biological Technologies Co., Ltd. (“Jiachenhong”). She joined Jiachenhong in November 2004. From 1998 to 2004, Ms. Deng managed sales and marketing, product registration, government relations and customer services in Guidant’s Beijing representative office. During her employment with Guidant, she successfully developed a new market in the Liaoning province and won several awards in sales and marketing in recognition of her communication, leadership and strategic planning skills. From 1995 to 1998, Ms. Deng served as the office manager and sales coordinator in Guidant’s Beijing representative office. From 1993 to 1995, she served as the secretary to the general manager at NOX international (Tianjin) Co., Ltd. She graduated from Nankai University in China in 1991 with a bachelor’s degree in economics.

Rui Arashiyama, serves as our chief executive officer of the Guangdong and Zhejiang divisions. She oversees the daily operations and management of Nuoya and Zhejiang Lukou Biotechnology Co., Ltd. and is responsible for the formulation and implementation of marketing strategy for two markets. She joined Nuoya in March 2009 and has over 10 years of sales and marketing experiences in China and in-depth knowledge about China’s consumer market and regulatory environment. From 1999 to 2009, she worked for Jatco Company Limited and was responsible for new business and new market development, execution and cost management. Between 1989 and 1999, she was with Nissan Motor Company Limited with main responsibilities of overseas market development including China, Hong Kong and Singapore. She graduated from Beijing International Studies University (Beijing Second Foreign Languages Institute, the PRC) in 1981 with a bachelor’s degree of Japanese culture. In 1988, she completed a postgraduate mass media program in Japan Sophia University.

Xin Xu, serves as our chief technology officer. She is in charge of the daily operations and logistic control of the cord blood bank laboratories, and oversees the laboratories procedures in relation to the processing, separation and preservation of cord blood stems cells to ensure the laboratories environment strictly comply with national standards. Prior to joining us in November 2004, Ms. Xu has over 20 years of solid experience in Cryobiology research and had lectured in Cryobiology at Beijing Medical University.

Executive Compensation Discussion and Analysis

This section discusses the compensation we paid in previous fiscal years to certain executive officers, which we refer to as the “named executive officers”. These named executive officers include:

•                  Mr. Yuen Kam, who is our chairperson and director.

•                  Ms. Ting Zheng, who is our chief executive officer and director.

•                  Mr. Albert Chen, who is our chief financial officer and director.

•                  Ms. Yue Deng, who is our chief executive officer of the Beijing division.

•                  Ms. Rui Arashiyama, who is our chief executive officer of the Guangdong and Zhejiang divisions.

•                  Ms. Xin Xu, who is our chief technology officer.

Compensation Discussion and Analysis

The primary objectives of our compensation policies with respect to executive compensation are to attract and retain the best possible executives to lead us and to properly motivate these executives to perform at the highest levels of which they are capable. Compensation levels established for our executives are designed to promote loyalty, long-term commitment and the achievement of its goals, to motivate the best possible performance and to award achievement of budgetary goals to the extent such responsibility is within the executive’s job description. Compensation decisions with respect to our named executive officers have historically focused on attracting and retaining individuals who could help us to meet and exceed our financial and operational goals. Our Board of Directors considered the growth of the company, individual performance and market trends when setting individual compensation levels.

For the fiscal years ended March 31, 2014, 2015 and 2016, the compensation of the above executive officers substantially consisted of a base salary, an annual bonus and other benefits, each of which is described in more detail below:

•                   Base salary.  We believe that the base salary element is required in order to provide these executive officers with a stable income stream that is commensurate with their responsibilities and competitive market conditions. Our Board of Directors established base salaries payable to the named executive officers with the goal of providing a fixed component of compensation, reflecting the executive officer’s skill set, experience, role and responsibilities. The determination of our Board of Directors and Compensation Committee of whether any of the named executive officers merited an increase in base salary during any particular year depended on the individual’s performance during the prior fiscal year, our performance during the prior fiscal year and competitive market practices. In establishing the current base salary levels, our Board of Directors and Compensation Committee did not engage in any particular benchmarking activities or engage any outside compensation advisors.

•                   Annual bonus.  Bonus for any of the above executive officers are discretionary and is generally linked to his or her individual performances for the year, including contribution to our strategic and corporate operating plans and providing executive officers performance incentives for attaining specific goals.

•                   Severance benefits.  Prior to June 30, 2009, there were no written employment contracts between us and any of the named executive officers. On June 30, 2009, CCBC entered into service contracts with named executive officers and these officers are entitled to severance payments under certain circumstances. See “— Employment Agreements”.

•                   Share-based compensation.  On February 18, 2011, at our annual general meeting, our shareholders approved a restricted share unit scheme (the “Incentive Plan”) which was subsequently amended in August 2014. In December 2014, the Company granted a total of 7,300,000 RSUs to certain executives, directors and key employees under the Incentive Plan, subject to certain performance conditions.

Summary Compensation Table

The following table sets forth information regarding compensation of the named executive officers for each of the three fiscal years in the period ended March 31, 2016.

Name and Principal Position	Year ended March 31,	Salary (1) $	Bonus (1) $	Total (1) $
Yuen Kam	2016	—	—	—
Chairperson	2015	—	—	—
	2014	—	—	—
Ting Zheng	2016	367,056	—	367,056
Chief Executive Officer	2015	345,789	—	345,789
	2014	314,244	386,762	701,006
Albert Chen	2016	367,056	—	367,056
Chief Financial Officer	2015	345,789	—	345,789
	2014	314,244	386,762	701,006
Yue Deng	2016	137,762	—	137,762
Chief Executive Officer — Beijing Division	2015	140,622	—	140,622
	2014	141,141	103,137	244,278
Rui Arashiyama	2016	255,816	—	255,816
Chief Executive Officer — Guangdong and Zhejiang Divisions	2015	259,602	—	259,602
	2014	306,280	128,921	435,201
Xin Xu	2016	116,332	12,484	128,816
Chief Technology Officer	2015	118,066	17,745	135,811
	2014	123,359	53,904	177,263

(1)                                 Ms. Ting Zheng and Mr. Albert Chen were paid by China Stem Cells Holdings Limited (“CSC Holdings”) or CCBC in Hong Kong dollars for the years ended March 31, 2014, 2015 and 2016. Ms. Yue Deng, Ms. Rui Arashiyama and Ms. Xin Xu were partly paid by CSC Holdings or CCBC in Hong Kong dollars and partly paid by our PRC subsidiaries in Beijing, Guangdong and/or Zhejiang for the years ended March 31, 2014, 2015 and 2016. The currency exchange rate used to convert the Hong Kong dollars and Renminbi payment amounts into U.S. dollars was the noon buying rate as of March 31, 2016, which was HK$7.7563 to $1.00 and RMB6.4480 to $1.00, respectively. The translations of Hong Kong dollars and Renminbi amount into U.S. dollars in this table at the specified rate is solely for the convenience of the reader.

Employment Agreements

On June 30, 2009, CCBC entered into service contracts with named executive officers, including Ms. Ting Zheng, Mr. Albert Chen, Ms. Yue Deng, Ms. Rui Arashiyama and Ms. Xin Xu. These officers are entitled to severance payments under certain circumstances, including a change of control of CCBC. Except for these service contracts, CCBC does not have other service contracts with its directors or executive officers and does not set aside any amounts for pension, retirement or other benefits for our directors and officers other than to participate in statutory employee benefit plans mandated by the applicable laws. These service contracts have substantially identical terms, except with respect of the duties of the executive and his or her compensation package.

The material terms under the employment agreements are as follows:

•                   The contract will be automatically renewed every three years until the death or incapacitation of the executive unless terminated by either party with notice.

•                   If the service contract is terminated by the executive within 30 days following a change of control of CCBC, the executive will be entitled to (i) all the salary and guaranteed bonuses actually accrued and payable to him/her as the case may be; (ii) immediate vesting of all of his/her unvested options; and (iii) a severance payment in the amount of $5 million.

•                   CCBC may terminate a service contract without cause with at least 30 days’ written notice, in which case the executive will be entitled to (i) all the salary and guaranteed bonuses actually accrued and payable to him/her as the case may be; (ii) the immediate vesting of all of his or her unvested options; and (iii) if the termination is made within two years of a change of control of our company, a severance payment in the amount of $5 million.

•                   In all other cases, CCBC may terminate a service contract with cause at any time without notice, or the executive may terminate his or her service contract with at least 90 days’ written notice, and in either case the executive will be entitled to all the salary and guaranteed bonuses actually accrued and payable to him/her but will not be entitled to the immediate vesting of all of his or her unvested options nor any severance payment.

In the service contracts, each executive is required to hold, both during and after his or her service contract expires or is terminated, in strict confidence and not to use, except for CCBC’s benefit (including our affiliated entities and our subsidiaries), any proprietary or confidential information, including technical data and trade secrets of CCBC or the confidential information of any third party, including CCBC’s affiliated entities and its subsidiaries, that CCBC receives. Each executive is also required to disclose to CCBC and hold in trust for CCBC all of the inventions, ideas, designs and trade secrets conceived of by him or her during the period that he or she is employed by CCBC, and to assign all of his or her interests in them to CCBC, and agreed that, while employed by CCBC and for a period of three years after termination of his or her employment, he or she will not serve, invest or assist in any business that competes with any significant aspect of CCBC business or solicit, induce, recruit or encourage any person to terminate his or her employment or consulting relationship with CCBC.

Finally, the contracts contain non-competition clauses, pursuant to which the executive may not engage in activities that compete with CCBC during the term of their employment with CCBC and for a period of one year after any termination of their employment with CCBC. Each executive is also required not to disclose to any third party any confidential information regarding CCBC or any of its subsidiaries or to accept or invest in any opportunity that is in line with its business operations, comes to them as a result of their employment with CCBC or involves any of its assets, unless approved by the Board.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

General Principles on Related Party Transactions

Our Audit Committee has adopted an internal policy regarding the identification, review, consideration and oversight of any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related party” are participants. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person are not covered. A related party is any executive officer, director or a holder of more than five percent of our ordinary shares, including any of their immediate family members and any entity owned or controlled by such persons.

Under our policy, where a transaction has been identified as a related party transaction, management must present information regarding the proposed related party transaction to the Audit Committee of our Board of Directors for review. The presentation must include a description of, among other things, the material facts, the direct and indirect interests of the related parties, the benefits of the transaction to us and whether any alternative transactions are available. To identify related party transactions in advance, we rely on information supplied by our executive officers, directors and certain significant shareholders. In considering related party transactions, the Audit Committee of our Board of Directors takes into account the relevant available facts and circumstances including, but not limited to the risks, costs and benefits to us; the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated; the terms of the transaction; the availability of other sources for comparable services or products; and the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally. In the event a director has an interest in the proposed transaction, the director must excuse himself or herself from the deliberations and approval.

CCBC’s Board of Directors reviewed each of the following related party transactions and has concluded that, in light of known circumstances, each transaction is in, and is consistent with, its best interests and its shareholders.

Lease Agreement

On March 16, 2005, Jiachenhong entered into a property lease agreement with Beijing Jingjing Medical Equipment Co., Ltd. (“Beijing Jingjing”), pursuant to which Beijing Jingjing leased its real property in Beijing to Jiachenhong. Beijing Jingjing is a subsidiary of Golden Meditech and is engaged in manufacturing and sale of medical devices. The property is approximately 2,400 square meters in size and may be used by Jiachenhong for its business operations or scientific research or as office premises at an effective monthly rental of RMB174,000. The lease was renewed in July 2009 at a monthly rental of RMB120,000 for a period of 5.5 years and expired in December 2014. In December 2014, the lease was further renewed at a monthly rental of RMB120,000 for a period of 5 years expiring in December 2019. The new lease covers premises of 1,920 square meters.

Convertible notes

On April 27, 2012, we completed the sale of $65 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share, to Brilliant China Healthcare Investment Limited (“BCHIL”), formerly known as KKR. In August 2015, Magnum Opus 2 International Holdings Limited acquired from BCHIL the convertible notes through acquisition of all the issued and outstanding shares of Excellent China Healthcare Investment Limited (“ECHIL”). On January 4, 2016, Golden Meditech acquired from ECHIL the convertible notes and subsequently transferred the convertible notes to its wholly owned subsidiary, GM Stem Cells. The outstanding principal of the notes is convertible at any time or times on or after the original issuance date, in whole or part, into ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events. Interest accrues on unconverted portion of the notes at the rate of 7% per annum. The notes are senior unsecured obligations, mature on April 27, 2017 and are not redeemable prior to maturity at our option. On the maturity date, we are obligated to pay a redemption amount calculated to provide a 12% internal rate of return (inclusive of interest) on the unconverted portion of the notes.

On October 3, 2012, we completed the sale of $50 million in aggregate principal amount of 7% senior unsecured convertible notes, which notes are convertible into ordinary shares at a conversion price of $2.838 per share, to Golden Meditech. In November 2014, Golden Meditech completed the sale of 50% of the convertible notes to each of Cordlife Singapore and Magnum Opus. In May 2015, Golden Meditech entered into agreements with Cordlife Singapore and Magnum Opus to purchase the convertible notes held by them. The acquisitions of convertible notes from Cordlife Singapore and Magnum Opus were completed in November and December 2015, respectively, and the convertible notes were subsequently transferred to GM Stem Cells. The outstanding principal of the notes is convertible at any time or times on or after the original issuance date, in whole or part, into ordinary shares at the conversion price, subject to customary anti-dilution adjustments for significant corporate events. Interest accrues on unconverted portion of the notes at the rate of 7% per annum. The notes are senior unsecured obligations, mature on October 3, 2017 and are not redeemable prior to maturity at our option. On the maturity date, we are obligated to pay a redemption amount calculated to provide a 12% internal rate of return (inclusive of interest) on the unconverted portion of the notes.

Commercial Arrangements

During the year ended March 31, 2014, the Company entered into a commercial arrangement with Golden Meditech for the procurement of raw materials that are essential to the automated stem cells extraction process. Prices for materials which the Company plans to purchase from Golden Meditech are identical to the prices which Golden Meditech will charge to other independent third parties in the PRC, and the other terms offered to the Company are no less favorable than those offered to other independent third parties. For the years ended March 31, 2014, 2015 and 2016, the Company purchased raw materials of RMB14.3 million, RMB15.7 million and RMB37.6 million ($5.8 million) from China Bright Group Co. Limited, a subsidiary of Golden Meditech.

On September 30, 2016, the Company entered into two agreements regarding a commercial arrangement with Golden Meditech to provide consultation services regarding an automated stem cells extraction device and related consumables until March 31, 2017, in return for consultancy fees to be paid by installments during the consultation period aggregating $750,000 and $1,750,000, respectively. The terms and conditions of the arrangement were reached through arm’s length negotiation.

Strategic Alliance Agreement

In February 2014, we entered a strategic alliance agreement with Cordlife Singapore in relation to the provision of human postnatal umbilical cord tissues storage services in the PRC. Pursuant to the agreement, we have obtained a sub-license right for the use of cellular technology from Cordlife Singapore, which was granted by CordLabs Asia Pte. Ltd. to Cordlife Singapore, at a fee. During the year ended March 31, 2015 and period from April 1, 2015 to October 30, 2015, less than RMB1 million was paid to Cordlife Singapore regarding the sub-license right. Since October 30, 2015, Cordlife Singapore was no longer a related party of CCBC.

GENERAL

The Company will bear the cost of preparing, printing, assembling and mailing the Proxy Statement, Form of Proxy and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

Other Matters to Be Presented at the AGM

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

Communications with the Board of Directors

The Board of Directors maintains a process for shareholders to communicate with the Board of Directors. Shareholders wishing to communicate with the Board of Directors or any individual director may write to the Board of Directors or the individual director to the Board of Directors, c/o China Cord Blood Corporation, 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.. Any such communication must state the number of ordinary shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

Where You Can Find More Information

The Company files annual and current reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with or submit to the SEC at the SEC’s public reference room located at Room 1580, 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-202-551-8090 for further information on the operation of the public reference rooms.

November 2, 2016	By Order of the Board of Directors,

/s/ Ting Zheng
Ting Zheng
Chief Executive Officer

CHINA CORD BLOOD CORPORATION

(Incorporated in the Cayman Islands with limited liability)

Proxy for Annual General Meeting

to Be Held on December 9, 2016

(or any adjourned or postponed meeting thereof)

This Proxy is Solicited on Behalf of the Board of Directors

Introduction

This Proxy is furnished in connection with the solicitation by the Board of Directors of China Cord Blood Corporation, a Cayman Islands exempted company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares, par value US$0.0001 per share (“Ordinary Shares”), of the Company to be exercised at the Annual General Meeting of the Company (the “AGM”) to be held at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R. on December 9, 2016 at 9:00 p.m. (local time), and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the “AGM Notice”). Only the shareholders of the Company of record at the close of business on October 28, 2016 (the “Record Date”) are entitled to receive notice of and only the holders of record of the Ordinary Shares at the close of business on the Record Date are entitled to vote at the AGM. In respect of the matters requiring shareholders’ vote at the AGM, each Ordinary Share is entitled to one vote. The quorum of the AGM is two or more shareholders holding no less than an aggregate of one-third of all voting share capital of the Company in issue present in person or by proxy and entitled to vote at the AGM.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Proxy. Where the Chairperson of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands, with a copy delivered to its office at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R. or (ii) by attending and voting in person at the AGM.

To be valid, this Proxy must be completed, signed and returned to the Company’s office (to the attention of: Amanda Lam, Secretary) at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R. as soon as possible so that it is received by the Company no later than 48 hours before the time of the AGM.

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CHINA CORD BLOOD CORPORATION

(Incorporated in the Cayman Islands with limited liability)

Proxy for Annual General Meeting

to Be Held on December 9, 2016

(or any adjourned or postponed meeting thereof)

I/We                                                                                                                of                                                                            , being the registered holder of                                        ordinary share(s), par value US$0.0001 per share (“Ordinary Shares”), of China Cord Blood Corporation (the “Company”), hereby appoint the Chairperson of the Annual General Meeting or                                    of                                                                            as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R. on December 9, 2016 at 9:00 p.m. (local time), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

Proposal No.	RESOLUTION	FOR [3]	AGAINST [3]	ABSTAIN [3]
1.

To ratify the appointment of KPMG Huazhen LLP as auditors of the Company for the financial year ending March 31, 2017 and to authorize any duly formed committee of the directors to fix the remuneration of the auditors.

2a.	To re-elect Mr. Albert Chen as a Class A director of the Company.

2b.	To re-elect Mr. Mark D. Chen as a Class A director of the Company.

Dated , 2016	Signature(s) [4]

1                                           Please insert the number of Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this proxy will be deemed to relate to all the Ordinary Shares in the Company registered in your name(s).

2                                           If any proxy other than the Chairperson of the Annual General Meeting is preferred, strike out the words “the Chairperson of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this proxy must be initialed by the person(s) who sign(s) it.

3                                           IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.

4                                           This proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.

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